UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010.	Commission File Number 001-32562

STANTEC INC.
(Name of Registrant)

10160 – 112 Street
Edmonton, Alberta
Canada  T5K 2L6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K, dated May 20, 2010, is specifically incorporated by reference into Stantec Inc.’s Registration Statement on Form S-8 (Registration No. 333-143084) and its Registration Statement on Form S-8 (Registration No. 333-143082).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANTEC INC.

Date: May 20, 2010	By:	/s/ Paul Alpern
	Name:	Paul Alpern
	Title:	Vice President, Secretary &
General Counsel

Documents Included as Part of this Report

EXHIBIT INDEX

No.	Document

99.1	Consent of Ernst & Young LLP